Exhibit D-7

                    BEFORE THE ARIZONA CORPORATION COMMISSION

WILLIAM A. MUNDELL
  Chairman
JIM IRVIN
  Commissioner
MARC SPITZER
  Commissioner


IN THE MATTER OF ARIZONA PUBLIC     )        DOCKET NO. E-01345A-01-0034
SERVICE COMPANY - APPLICATION FOR   )
APPROVAL OF ENVIRONMENTAL           )        DECISION NO. 63354
PORTFOLIO SURCHARGE EPS-1           )
____________________________________)        ORDER

Open Meeting
January 30 and 31, 2001
Phoenix, Arizona

BY THE COMMISSION:

                                FINDINGS OF FACT

     1. Arizona Public Service Company (APS) is certificated to provide electric service as a public service corporation in the State of Arizona.

     2. On January 10, 2001, APS filed an application for approval of a tariff, Environmental Portfolio Surcharge EPS-1. The proposed tariff would be dependent on the Commission's adoption of the proposed rules on the Environmental Portfolio Standard.

     3. On August 2, 2000 (Decision No. 62762), the Commission issued a notice of proposed rulemaking for the Environmental Portfolio Standard. The proposed Environmental Portfolio Standard rules require a portion of electricity sold to be derived from solar resources or environmentally friendly renewable technologies. At least part of portfolio standard costs are to be recovered by an Environmental Portfolio Surcharge on customer bills. The surcharge is to be $0.000875 per kWh of retail electricity purchased by the customer. There is to be a surcharge cap of $0.35 per month for residential customers. The surcharge cap for nonresidential customers is to be $13 per month per meter, or per service if no meter is used, except for those nonresidential customers with demands of 3,000 kW or more for three consecutive months who will have a surcharge of $39.00 per month per meter. Customer bills are to have a line item entitled "Environmental Portfolio Surcharge, mandated by the Corporation Commission."
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Page 2                                               Docket No. E-01345A-01-0034

     4. On January 2, 2001, a procedural order was issued in Docket Nos. RE-00000C-00-0377 and E-00000A-99-0205 that ordered Affected Utilities to file proposed surcharge tariffs on or before January 10, 2001. APS filed Environmental Portfolio Surcharge EPS-1 in response to the procedural order.

     5. On January 17, 2001, the Hearing Officer issued a proposed order on RE-00000C-00-0377, suggesting certain modifications to the proposed Environmental Portfolio Standard rules.

     6.   Staff recommends the following:

          a. The proposed tariff should be approved because its features conform to the surcharge requirements discussed above.

          b. The surcharge should be applied to special contract service customers unless a previously approved special contract explicitly excluded any additional charges.

          c. The proposed tariff should be approved on an interim basis, pending true-up in a rate review proceeding in which fair value findings are determined by the Commission. The reason Staff is recommending adoption of the surcharge on an interim basis is the urgent need for increased energy capacity in the western United States at this time. The proposed tariff would provide an incentive to the applicant to obtain solar resources and environmentally friendly generation capacity much sooner than would otherwise be possible. In a future rate review proceeding, the Commission could evaluate the actual costs of acquiring environmentally friendly generation capacity and whether the applicant used the surcharge funds appropriately.

          d. If the applicant does not file an application for a rate review proceeding that would provide sufficient information for a fair value determination within 18 months of the date of implementation of this tariff, Staff recommends that the applicant file such information, including at minimum the following:

               (i) A dollar amount representing its total revenue for the first twelve months after implementation of the surcharge.

               (ii) Its total actual operating expenses for the first twelve months after implementation of the surcharge.

               (iii) The value of all assets, listed by major category, used for the first twelve months after implementation of the surcharge to provide electric service to customers. The applicant should specifically identify the assets, and their value, acquired to comply with the Environmental Portfolio Standard.

               With this information, the interim surcharge and its impact on the applicant's rates related to fair value can be reviewed
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Page 3                                               Docket No. E-01345A-01-0034

               and appropriate findings and rate determinations made by the Commission, including true-up, refund, or the setting of permanent rates.

          e. The tariff should become effective with the first APS standard billing cycle no. 1 starting at least 45 days from the effective date of the Environmental Portfolio Standard rule.

          f. Within the electric competition rules, R14-2-1615(A) requires generation assets to be separated from an Affected Utility prior to January 1, 2001. Staff recommends that the applicant be granted a waiver of R14-2-1615(A) as needed to allow the applicant to own "solar resources" and "environmentally friendly renewable electricity technologies" as those terms are described in the Environmental Portfolio Standard rules. The waiver would apply only to solar resources and environmentally friendly renewable electricity technologies.

          g. The applicant should file annual reports within 60 days of the end of a calendar year. The reports should list the amount of funds collected through the surcharge during the year, the amount of surcharge funds spent during the year, and a brief description of the projects for which the funds were spent.

          h. The applicant should be allowed up to 45 days to implement the tariff as necessary to prepare its billing system to accommodate the surcharge.

          i. The tariff filed by the applicant should be modified to conform with the final Environmental Portfolio Standard rules adopted by the Commission.

                               CONCLUSIONS OF LAW

     1.   APS is an Arizona public service corporation within the meaning of
Article XV, Section 2, of the Arizona Constitution.

     2. The Commission has jurisdiction over APS and over the subject matter of the application.

     3. The Commission, having reviewed the application and Staff's Memorandum dated January 12, 2001, concludes that it is in the public interest to approve the application.

                                      ORDER

     THEREFORE, IT IS ORDERED that the proposed tariff be and hereby is approved.

     IT IS FURTHER ORDERED that the surcharge shall be applied to special contract service customers unless a previously approved special contract explicitly excluded any additional charges.

     IT IS FURTHER ORDERED that the tariff is approved on an interim basis.

     IT IS FURTHER ORDERED that if the applicant does not file an application for a rate review proceeding that would provide sufficient information

Page 4                                               Docket No. E-01345A-01-0034

for a fair value determination within 18 months of the date of implementation of this tariff, the applicant shall file the information described in Finding of Fact Nos. 5(c)(i) through 5(c)(iii).

     IT IS FURTHER ORDERED that the tariff shall become effective with the first APS standard billing cycle no. 1 starting at least 45 days from the effective date of the Environmental Portfolio Standard rule.

     IT IS FURTHER ORDERED that the applicant is granted a waiver of R14-2-1615(A) as needed to allow the applicant to own "solar resources" and "environmentally friendly renewable electricity technologies" as those terms are described in the Environmental Portfolio Standard rules.

     IT IS FURTHER ORDERED that the applicant shall file annual reports as described in Finding of Fact No. 5(f).

     IT IS FURTHER ORDERED that the applicant shall file tariff pages consistent with the terms of this Decision within 15 days from the effective date of the Decision.

     IT IS FURTHER ORDERED that the applicant shall modify its tariff to conform to the Commission's final Environmental Portfolio Standard rules.

Page 5                                               Docket No. E-01345A-01-0034

     IT IS FURTHER ORDERED that this Decision shall become effective immediately.

                 BY ORDER OF THE ARIZONA CORPORATION COMMISSION

William A. Mundell            James M. Irvin                    Marc Spitzer
--------------------------------------------------------------------------------
CHAIRMAN                      COMMISSIONER                      COMMISSIONER

                              IN WITNESS WHEREOF, I, BRIAN C. McNEIL, Executive Secretary of the Arizona Corporation Commission, have hereunto, set my hand and caused the official seal of this Commission to be affixed at the Capitol, in the City of Phoenix, this 8th day of February, 2001.



                              /s/ Brian C. McNeil
                              -----------------------------------
                              BRIAN C. McNEIL
                              Executive Secretary



DISSENT:______________________________


DRS:BEK:lhm

Page 6                                               Docket No. E-01345A-01-0034


SERVICE LIST FOR: Arizona Public Service Company
DOCKET NO. E-01345A-01-0034

Ms. Jana Van Ness
Manager, State Regulations
Arizona Public Service Company
Mail Station 9905
P. O. Box 53999
Phoenix, Arizona 85072-3999

Ms. Lyn Farmer
Chief Counsel
Arizona Corporation Commission
1200 West Washington
Phoenix, Arizona 85007

Ms. Deborah Scott
Director, Utilities Division
Arizona Corporation Commission
1200 West Washington
Phoenix, Arizona 85007

     46. "Universal Note Identifier" is a unique, permanent, identification number assigned to each service delivery point.

     47. "Utility Distribution Company" (UDC) means the electric utility entity regulated by the Commission that operates, constructs, and maintains the distribution system for the delivery of power to the end user point of delivery on the distribution system.

     48.  "Utility   Industry   Group"  (UIG)  refers  to  a  utility   industry
          association that establishes national standards for data formats.

R14-2-1618. Environmental Portfolio Standard

A. Upon the effective implementation of a Commission-approved Environmental Portfolio Standard Surcharge tariff," any Load-Serving Entity selling electricity or aggregating customers for the purpose of selling electricity under the provisions of this Article must derive at least 0.2% of the total retail energy sold from new solar resources or environmentally-friendly renewable electricity technologies, whether that energy is purchased or generated by the seller. Solar resources include photovoltaic resources and solar thermal resources that generate electricity. New solar resources and environmentally-friendly renewable electricity technologies are those installed on or after January 1, 1997.

     1. Electric Service Providers that are not UDCs are exempt from portfolio requirements until 2004, but could voluntarily elect to participate. ESPs choosing to participate would receive a pro rata share of funds collected from the Environmental Portfolio Surcharge delineated in R14-2-1618.A.2 for portfolio purposes to acquire eligible portfolio systems or electricity generated from such systems.

     3. Utility Distribution Companies would recover part of the costs of the portfolio standard through current System Benefits Charges, if they exist, including a re-allocation of demand side management funding to portfolio uses. Additional portfolio standard costs will be recovered by a customer Environmental Portfolio Surcharge on the customers' monthly bill. The Environmental Portfolio Surcharge shall be assessed monthly to every metered and/or non-metered retail electric service. This monthly assessment will be the lesser of $0.000875 per kWh or;

          *    Residential Customers: $.35 per service

          *    Non-Residential Customers: $13 per service

          * Non-Residential Customers whose metered demand is 3,000 kW or more for 3 consecutive months $39.00 per service.

     In the case of unmetered services, the Load-Serving Entity shall for purposes of billing the

Environmental Portfolio Standard Surcharge and subject to the caps set forth above, use the lesser of (i) the load profile or otherwise estimated kWh required to provide the service in question; or (ii) the service's contract kWh.

     3. Customer bills shall reflect a line item entitled "Environmental Portfolio Surcharge, mandated by the Corporation Commission."

     4. Utility Distribution Companies or ESPs that do not currently have a renewables program may request a waiver or modification of this section due to extreme circumstances that may exist.

B.   The portfolio percentage shall increase after December 31, 2000.

     1. Starting January 1, 2001, the portfolio percentage shall increase annually and shall be set according to the following schedule:

               YEAR                    PORTFOLIO PERCENTAGE

               2001                          .2%

               2002                          .4%

               2003                          .6%

               2004                          .8%

               2005                         1.0%

               2006                         1.05%

               2007-2012                    1.1%

     2. The Commission would continue the annual increase in the portfolio percentage after December 31, 2004 only if the cost of environmental portfolio electricity has declined to a Commission-approved cost benefit point. The Director, Utilities Division shall establish, not later than January 1, 2003, an Environmental Portfolio Cost Evaluation Working Group to make recommendations to the Commission of an acceptable portfolio electricity cost/benefit point or portfolio kWh cost impact maximum that the Commission could use as a criteria for the decision to continue the increase in the portfolio percentage. The recommendations of the Working Group shall be presented to the Commission not later than June 30, 2003. In no event, however, shall the Commission increase the surcharge caps as delineated in R14-2-1618.A.3 above.

     3.   The requirements for the phase-in of various technologies shall be:

          a. In 2001, the Portfolio kWh makeup shall be at least 50 percent solar electric, and no more than 50 percent other environmentally-friendly renewable electricity technologies or solar hot water or R&D on solar electric resources, but with no more than 10 percent on R&D.

          b. In 2002 and 2003, the Portfolio kWh makeup shall be at least 50 percent solar electric, and no more than 50 percent other environmentally-friendly renewable electricity technologies or solar hot water or R&D on solar electric resources, but with no more than 5 percent on R&D.

          c. In 2004, through 2013, the portfolio kWh makeup shall be at least 60 percent solar electric with no more than 40 percent solar hot water or other environmentally-friendly renewable electricity technologies.

C. Load-Serving Entities shall be eligible to a number of extra credit multipliers that may be used to meet the portfolio standard requirements. Extra credits may be used to meet portfolio requirements and extra credits from solar electric technologies will also count toward the solar electric fraction requirements in R14-2-1618B.3. With the exception of the Early Installation Extra Credit Multiplier, which has a five-year life from operational start-up, all other extra credit multipliers are valid for the life of the generating equipment.

     1. Early Installation Extra Credit Multiplier: For new solar electric systems installed and operating prior to December 31, 2003. Load-Serving Entities would qualify for multiple extra credits for kWh produced for 5 years following operational start-up of the solar electric system. The 5-year extra credit would vary depending upon the year in which the system started up as follows:

               YEAR           EXTRA CREDIT MULTIPLIER

               1997                     .5
               1998                     .5
               1999                     .5
               2000                     .4
               2001                     .3
               2002                     .2
               2003                     .1

     Eligibility to qualify for the Early Installation Extra Credit Multiplier would end in 2003. However, any eligible system that was operational in 2003 or before would still be allowed the applicable extra credit for the full five years after operational start-up.

     2. Solar Economic Development Extra Credit Multipliers: There are 2 equal parts to this multiplier, an instate installation credit and an in-state content multiplier.

          a. In-State Power Plant Installation Extra Credit Multiplier: Solar electric power plants installed in Arizona shall receive a .5 extra credit multiplier.

          b.   In-State  Manufacturing  and  Installation  Content  Extra Credit
               Multiplier: Solar electric power plants shall receive up to a .5 extra credit multiplier related to the manufacturing and installation content that comes from Arizona. The percentage of Arizona content of the total installed plant cost shall be multiplied by .5 to determine the appropriate extra credit multiplier. So, for instance, if a solar installation included 80% Arizona content, the resulting extra credit multiplier would be .4 (which is .8 X .5).

     3. Distributed Solar Electric Generator and Solar Incentive Program Extra Credit Multiplier: Any distributed solar electric generator that meets more than one of the eligibility conditions will be limited to only one .5 extra credit multiplier from this subsection. Appropriate meters will be attached to each solar electric generator and read at least once annually to verify solar performance.

          a. Solar electric generators installed at or on the customer premises in Arizona. Eligible customer premises locations will include both grid-connected and remote, non-grid-connected locations. In order for Load-Serving Entities to claim an extra credit multiplier, the Load-Serving Entity must have contributed at least 10% of the total installed cost or have financed at least 80% of the total installed cost.

          b. Solar electric generators located in Arizona that are included in any Load-Serving Entity's Green Pricing program.

          c. Solar electric generators located in Arizona that are included in any Load-Serving Entity's Net Metering or Net Billing program.

          d. Solar electric generators located in Arizona that are included in any Load-Serving Entity's solar leasing program.

          e. All Green Pricing, Net Metering, Net Billing, and Solar Leasing programs must have been reviewed and approved by the Director, Utilities Division in order for the Load-Serving Entity to accrue extra credit multipliers from this subsection.

          4. All multipliers are addictive, allowing a maximum combined extra credit multiplier of 2.0 in years 1997-2003, for equipment installed and manufactured in Arizona and either installed at customer premises or participating in approved solar incentive programs. So, if a Load-Serving Entity qualifies for a 2.0 extra credit multiplier and it produces 1 solar kWh, the Load-Serving Entity would get credit for 3 solar kWh (1 produced plus 2 extra credit).

D. Load-Serving Entities selling electricity under the provisions of this Article shall provide reports on sales and portfolio power as required in this Article, clearly demonstrating the output of portfolio resources, the installation date of portfolio resources, and the transmission of energy from those portfolio resources to Arizona consumers. The Commission may conduct necessary monitoring to ensure the accuracy of these data. Reports shall be made according to the Reporting Schedule in R14-2-1613.B

E. If a Load-Serving Entity selling electricity under the provisions of this Article fails to meet the requirements of this rule as modified by the Commission after consideration of the recommendations of the Environmental Portfolio Cost Evaluation Working Group, the Commission may impose a deficiency payment, beginning no earlier than January 1, 2004, on that Load-Serving Entity that the Load-Serving Entity pay an amount equal to 30 cents per kWh to the Solar Electric Fund for deficiencies in the provision of solar electricity. This deficiency payment, which is in lieu of any other monetary payment which may be imposed by the Commission, may not be imposed for any calendar year prior to 2004. This Solar Electric Fund will be established and utilized to purchase solar electric generators or solar electricity in the following calendar year for the use by public entities in Arizona such as schools, cities, counties, or state agencies. Title to any equipment purchased by the Solar Electric Fund will be transferred to the public entity. In addition, if the provision of solar energy is consistently deficient the Commission may void a Load-Serving Entity's contracts negotiated under this Article.

     1. The Director, Utilities Division shall establish a Solar Electric Fund in 2004 to receive deficiency payments and finance solar electricity projects.

     2. The Director, Utilities Division shall select an independent administrator for the selection of projects to be financed by the Solar Electric Fund. A portion of the Solar Electric Fund shall be used for administration of the Fund and a designated portion of the Fund will be set aside for ongoing operation and maintenance of projects financed by the Fund.

F. Photovoltaic or solar thermal electric resources that are located on the consumer's premises shall count toward the solar portfolio standard applicable to the current Load-Serving Entity serving that consumer.

G. Any solar electric generators installed by an Affected Utility to meet the environmental portfolio standard shall be counted toward meeting renewable resource goals for Affected Utilities established in Decision No. 58643.

H. Any Load-Serving Entity that produces or purchases any eligible kWh in excess of its annual portfolio requirements may save or bank those excess kWh for use or sale in future years. Any eligible kWh produced subject to this rule may be sold or traded to any Load-Serving Entity that is subject to this rule. Appropriate documentation, subject to Commission review, shall be given to the purchasing entity and shall be referenced in the reports of the Load-Serving Entity that is using the purchased kWh to meet its portfolio requirements.

I. Environmental Portfolio Standard requirements shall be calculated on an annual basis based upon electricity sold during the calendar year.

J. A Load-Serving Entity shall be entitled to receive a partial credit against the portfolio requirement if the Load-Serving Entity or its affiliate owns or makes a significant investment in any solar electric manufacturing plant that is located in Arizona. The credit will be equal to the amount of the nameplate capacity of the solar electric generators produced in Arizona and sold in a calendar year times 2.190 hours (approximating a 25% capacity factor).

     1. The credit against the portfolio requirement shall be limited to the following percentages of the total portfolio requirement:

          2001           Maximum of 50% of the portfolio requirement
          2002           Maximum of 25% of the portfolio requirement
          2003 and on    Maximum of 20% of the portfolio requirement

     2. No extra credit multipliers will be allowed for this credit. In order to avoid double-counting of the same equipment, solar electric generators that are used by other Load-Serving Entities to meet their Arizona portfolio requirements will not be allowable for credits under this Section for the manufacturer/Electric Service Provider to meet its portfolio requirements.

K. The Director, Utilities Division shall develop appropriate safety, durability, reliability, and performance standards necessary for solar generating equipment and environmentally-friendly renewable electricity technologies and to qualify for the portfolio standard. Standards requirements will apply only to facilities constructed or acquired after the standards are publicly issued.

L. A Load-Serving Entity shall be entitled to meet up to 20% of the portfolio requirement with solar water heating systems or solar air conditioning systems purchased by the Load-Serving Entity for use by its customers, or purchased by its customers and paid for by the Load-Serving Entity through bill credits or other similar mechanisms. The solar water heaters must replace or supplement the use of electric water heaters for residential, commercial, or industrial water heating purposes. For the purposes of this rule, solar water heaters will be credited with 1 kWh of electricity produced for each 3,415 British Thermal Units of heat produced by the solar water heater and solar air conditioners shall be credited with kWhs equivalent to those needed to produce a comparable cooling load reduction. Solar water heating systems and solar air conditioning systems shall be eligible for Early Installation Extra Credit Multipliers as defined in R14-2-1618 C.1 and Solar Economic Development Extra Credit Multipliers as defined in R14-2-1618 C.2.b.

M. A Load-Serving Entity shall be entitled to meet the portfolio requirement with electricity produced in Arizona by environmentally-friendly renewable electricity technologies that are defined as in-state landfill gas generators, wind generators, and biomass generators consistent with the phase-in schedule in R14-2-1618 B.3. Systems using such technologies shall be eligible for Early Installation Extra Credit Multipliers as defined in R14-2-1618 C.1 and Solar Economic Development Extra Credit Multipliers as defined in R14-2-1618 C.2.b.